

January 23, 2012

<u>Via E-mail</u>
Mr. Christopher O'Kane
Chief Executive Officer
Aspen Insurance Holdings Limited
141 Front Street
Hamilton, Bermuda HM19

> **Re:** **Aspen Insurance Holdings Limited**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **File No. 001-31909**

Dear Mr. O'Kane:

We have reviewed your January 9, 2012 response to our December 15, 2011letter and have the following comment.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Valuation of Investments, page 123</u>

1. Please expand your proposed disclosure to discuss the differences in valuation approaches between a pricing service and an index service provider. Disclose if an index is one of the various market conventions used by an index service provider and if so disclose how an index is used to determine a price for an individual security.

You may contact Don Abbott, Staff Accountant, at (202) 551-3608, or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant